NEWS RELEASE

Craigavon, Northern                                 28 March 2002
Ireland/Rockaway, NJ


      GALEN ANNOUNCES ACQUISITION OF DURICEF AND MOISTUREL


Craigavon, Northern Ireland/Rockaway, New Jersey.28 March 2002.Galen Holdings, PLC (LSE: GAL, NASDAQ: GALN), the international specialty pharmaceutical company, today announces that it has acquired from Bristol-Myers Squibb the United States rights to two products, Duricef (an antibiotic) and Moisturel (a skin cream).

Both products generated combined 2001 sales in the United States of approximately $17 million, with gross margins of 85%. Total consideration paid by Galen was $40.44 million in cash.

Commenting  on  the  acquisitions,  Roger  Boissonneault,   Chief
Executive Officer of Galen said:

  "The addition of these two products to our portfolio will help to broaden our offering in the dermatologist's office. This deal demonstrates our commitment to invest in our pharmaceutical products business while we continue to rationalise those group operations no longer seen as core. We continue to pursue other similar opportunities in our core therapeutic categories."

Galen is an integrated specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, USA. Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the company's sales and marketing organizations in the UK, Ireland and the US. Galen's
Pharmaceutical Services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and provides computer-based interactive voice response systems to permit the efficient management of worldwide clinical trials.
                              # # #


For further information, please contact:

Galen Holdings PLC
David G. Kelly,
Senior Vice President, Finance and Planning
Tel:  +44 (0) 283 833 4974 ext. 3460

Financial Dynamics
Fiona Noblet /Andrew Dowler
Tel:  + 44 (0) 20 7831 3113


For further information on Galen, please visit our website:
www.galenplc.com



Note:
Forward looking statements in this press release, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.